                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 2)(1)

                              La-Z Boy Incorporated
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   505336 10 7
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 11, 2007
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            NOTE.  The  Schedules  filed in paper format shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  SEE Rule
13d-7(b) for other parties to whom copies are to be sent.

                           (Continued on following pages)
                                (Page 1 of 17 Pages)

----------------
      (1)   The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------------                                  ----------------------
CUSIP No. 505336 10 7                 13D                    Page 2 of 17 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   4,352,218 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              4,352,218 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    4,352,218 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   Includes (a) 1,439,600  shares of Common Stock  issuable upon the exercise of options held by MLF  Offshore  Portfolio  Company,  L.P. and (b) 60,400
      shares of Common Stock  issuable  upon the exercise of options held by MLF
      Partners 100, L.P.

------------------------                                  ----------------------
CUSIP No. 505336 10 7                 13D                    Page 3 of 17 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Offshore Portfolio Company, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   4,175,323 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              4,175,323 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    4,175,323 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   Includes  1,439,600  shares of Common Stock  issuable upon the exercise of options held by MLF Offshore Portfolio Company, L.P.

------------------------                                  ----------------------
CUSIP No. 505336 10 7                 13D                    Page 4 of 17 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Cayman GP, Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   4,175,323 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              4,175,323 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    4,175,323 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   Includes  1,439,600  shares of Common Stock  issuable upon the exercise of options held by MLF Offshore Portfolio Company, L.P.

------------------------                                  ----------------------
CUSIP No. 505336 10 7                 13D                    Page 5 of 17 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Partners 100, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   176,895 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              176,895 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    176,895 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   Includes  60,400  shares of Common  Stock  issuable  upon the  exercise of options held by MLF Partners 100, L.P.

------------------------                                  ----------------------
CUSIP No. 505336 10 7                 13D                    Page 6 of 17 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   4,352,218 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              4,352,218 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    4,352,218 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   Includes (a) 1,439,600  shares of Common Stock  issuable upon the exercise of options held by MLF  Offshore  Portfolio  Company,  L.P. and (b) 60,400
      shares of Common Stock  issuable  upon the exercise of options held by MLF
      Partners 100, L.P.

------------------------                                  ----------------------
CUSIP No. 505336 10 7                 13D                    Page 7 of 17 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Holdings, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   4,352,218 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              4,352,218 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    4,352,218 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   Includes (a) 1,439,600  shares of Common Stock  issuable upon the exercise of options held by MLF  Offshore  Portfolio  Company,  L.P. and (b) 60,400
      shares of Common Stock  issuable  upon the exercise of options held by MLF
      Partners 100, L.P.

------------------------                                  ----------------------
CUSIP No. 505336 10 7                 13D                    Page 8 of 17 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   4,352,218 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              4,352,218 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    4,352,218 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   Includes (a) 1,439,600  shares of Common Stock  issuable upon the exercise of options held by MLF  Offshore  Portfolio  Company,  L.P. and (b) 60,400
      shares of Common Stock  issuable  upon the exercise of options held by MLF
      Partners 100, L.P.

------------------------                                  ----------------------
CUSIP No. 505336 10 7                 13D                    Page 9 of 17 Pages
------------------------                                  ----------------------

      The following  constitutes Amendment No. 2 ("Amendment No. 2") to Schedule
13D, as amended to date, filed by the undersigned  (the "Schedule 13D").  Except as  specifically  amended by this  Amendment  No. 2, the Schedule 13D remains in full force and effect.

Item 2 is hereby amended in its entirety to read as follows:

Item 2.     IDENTITY AND BACKGROUND

            This schedule 13D is filed by MLF  Investments,  LLC  ("MLFI"),  MLF
Offshore  Portfolio  Company,  L.P. ("MLF Offshore"),  MLF Cayman GP, Ltd. ("MLF
Cayman"),  MLF Partners 100, L.P. ("MLF Partners 100"), MLF Capital  Management,
L.P. ("MLF Capital"), MLF Holdings, LLC ("MLF Holdings") and Matthew L. Feshbach
(each a "Reporting Person" and, together, the "Reporting Persons"), who act as a group with regards to certain aspects of the Shares.

            MLF Offshore is a limited  partnership  organized and existing under the laws of the Cayman  Islands.  The  principal  business  of MLF  Offshore  is private  investment  consulting.  MLF  Cayman  is a  corporation  organized  and existing  under the laws of the Cayman  Islands.  The principal  business of MLF
Cayman is private investment consulting and acting as the general partner of MLF
Offshore. MLF Partners 100 is a limited partnership organized and existing under the laws of the State of Delaware. The principal business of MLF Partners 100 is private investment  consulting.  MLF Capital is a limited partnership  organized and existing under the laws of the State of Delaware.  The principal business of
MLF Capital is private investing,  acting as manager of MLF Cayman and acting as general  partner  of MLF  Partners  100.  MLF  Holdings  is a limited  liability company,  organized  and existing  under the laws of the State of Delaware.  The principal  business  of MLF  Holdings  is private  investment  and acting as the general  partner of MLF Capital.  The  business  address of MLF Offshore and MLF
Cayman is c/o Trident Trust Company  (Cayman) Ltd., One Capital Place,  P.O. Box
847, Grand Cayman,  Cayman Islands,  B.W.I.  MLF Capital is the manager and sole shareholder  of MLF Cayman.  The business  address of each of MLF  Capital,  MLF
Partners  100 and MLF Holdings is 455 N. Indian  Rocks Road,  Suite B,  Belleair
Bluffs, Florida 33770.

            MLFI is a limited  liability  company,  organized and existing under the laws of the State of  Delaware.  The  principal  business of MLFI is private investment  consulting and acting as the investment  advisor of MLF Offshore and
MLF  Partners  100.  The  business  address of MLFI is 455 N. Indian Rocks Road,
Suite B, Belleair Bluffs, Florida 33770.

            Matthew L. Feshbach is an individual  whose business  address is 455
N. Indian Rocks Road,  Suite B, Belleair  Bluffs,  Florida 33770.  His principal occupation is managing member of each of MLFI and MLF Holdings.  Mr. Feshbach is a citizen of the United States of America.

            During the last five years,  none of the Reporting  Persons has been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).  In addition,  during the last five years,  none of the Reporting
Persons has been a party to a civil proceeding of any judicial or administrative body of competent  jurisdiction  as a result of which it or he was or is subject to a  judgment,  decree  or final  order  enjoining  future  violations  of,  or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

------------------------                                  ----------------------
CUSIP No. 505336 10 7                 13D                    Page 10 of 17 Pages
------------------------                                  ----------------------

Item 3 is hereby amended in its entirety to read as follows:

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As of July 27, 2007,  MLF Offshore owned  2,735,723  Shares and options to purchase an additional  1,439,600 Shares.  The aggregate cost of such shares and options is  approximately  $32,857,800 and $3,397,456,  respectively.  The funds used to purchase such Shares came from the working capital of MLF Offshore.

      As of July 27, 2007,  MLF Partners 100 owned 116,495 Shares and options to purchase an additional  60,400  Shares.  The  aggregate  cost of such shares and options is approximately $1,463,792 and $142,544,  respectively.  The funds used to purchase such Shares came from the working capital of MLF Partners 100.

Item 4 is hereby amended to add the following:

Item 4.     PURPOSE OF TRANSACTION

      On July 11, 2007, MLF Offshore  transferred 158,155 Shares to MLF Partners
100. The  transaction was solely a change in the form of ownership of the Shares by the  Reporting  Persons and not an  acquisition  or sale of any Shares of the
Issuer  for value.  The  transfer  of Shares  was  deemed as a pro-rata  limited partnership withdrawal from MLF Offshore and subsequent pro-rata  recontribution into MLF  Partners  100.  The  purpose  of the  transaction  was to  ensure  MLF
Offshore's  compliance  with Section  3(c)(7) of the  Investment  Company Act of
1940,  as amended (the "1940 Act").  Accordingly,  all investors of MLF Offshore who did not qualify as "qualified  purchasers" under Section 3(c)(7) of the 1940
Act had their interests in MLF Offshore transferred to MLF Partners 100.

Items 5(a) through (c) are hereby amended in their entirety as follows:

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon  51,745,046  Shares  outstanding as of June 22, 2007, which is the total  number of Shares  outstanding  as reported  in the  Issuer's
Proxy  Statement  on  Schedule  14A as filed with the  Securities  and  Exchange
Commission on July 3, 2007.

            As of the close of business on July 27, 2007,  (i) each of MLFI, MLF
Holdings,  MLF Capital and Mr.  Feshbach  beneficially  owned  4,352,218  Shares
(including  1,439,600  Shares and 60,400  Shares  issuable  upon the exercise of options held by MLF Offshore and MLF Partners 100,  respectively),  constituting approximately 8.4% of the Shares outstanding,  (ii) each of MLF Offshore and MLF
Cayman beneficially owned 4,175,323 Shares (including  1,439,600 Shares issuable upon the exercise of options held by MLF Offshore),  constituting  approximately
8.1% of the Shares  outstanding,  and (iii) MLF Partners 100 beneficially  owned
176,895 Shares  (including  60,400 Shares  issuable upon the exercise of options held  by MLF  Partners  100),  constituting  approximately  0.3%  of the  Shares outstanding.

            (b) Each of MLFI, MLF Holdings,  MLF Capital, and Mr. Feshbach share the power to vote and dispose or to direct the vote and disposition of 4,352,218
Shares, or 8.4% of the Shares  outstanding.  Each of MLF Offshore and MLF Cayman share the power to vote and  dispose  or to direct the vote and  disposition  of
4,175,323 Shares, or 8.1% of the Shares outstanding. MLF Partners 100 shares the power to vote and  dispose  or to direct  the vote and  disposition  of  176,895
Shares, or 0.3% of the Shares outstanding.

            (c) The table below lists the  transactions  effected by each of the
Reporting  Persons in the past 60 days  immediately  prior to the filing of this
Amendment No. 2. Unless otherwise noted, all transactions  were effected through the open market.

------------------------                                  ----------------------
CUSIP No. 505336 10 7                 13D                    Page 11 of 17 Pages
------------------------                                  ----------------------

MLF OFFSHORE PORTFOLIO COMPANY, L.P.

--------------------------------------------------------------------------------
   Shares of Common Stock           Price Per Share ($)           Date of
    Acquired/{Disposed)                                        Purchase/Sale
--------------------------------------------------------------------------------
          100,000                          11.65                  06/25/07
--------------------------------------------------------------------------------
           50,000                          11.61                  06/26/07
--------------------------------------------------------------------------------
            9,000                          11.72                  06/27/07
--------------------------------------------------------------------------------
           45,000                          11.83                  06/28/07
--------------------------------------------------------------------------------
           50,000                          11.67                  06/29/07
--------------------------------------------------------------------------------
         (158,155) (1)                     12.41                  07/11/07
--------------------------------------------------------------------------------
         (978,340)                         10.68                  07/24/07
--------------------------------------------------------------------------------
        1,439,600 (2)                       (2)                   07/24/07
--------------------------------------------------------------------------------

MLF PARTNERS 100, L.P.

--------------------------------------------------------------------------------
   Shares of Common Stock           Price Per Share ($)           Date of
    Acquired/(Disposed)                                        Purchase/Sale
--------------------------------------------------------------------------------
          158,155 (1)                      12.41                  07/11/07
--------------------------------------------------------------------------------
          (41,660)                         10.68                  07/24/07
--------------------------------------------------------------------------------
           60,400 (2)                       (2)                   07/24/07
--------------------------------------------------------------------------------

      (1)   On July 11, 2007,  MLF Offshore  transferred  158,155  Shares to MLF
            Partners  100.  The  transaction  was solely a change in the form of ownership  of  the  Shares  by  the  Reporting  Persons  and  not an
            acquisition  or sale of any  Shares of the  Issuer  for  value.  The transfer  of Shares  was deemed as a  pro-rata  limited  partnership withdrawal from MLF Offshore and subsequent pro-rata  recontribution into MLF Partners 100.

      (2)   On July 24, 2007, MLF Offshore and MLF Partners 100 purchased 14,396 and 604 call options,  respectively,  at $236 per option.  Each call option  is  immediately  exercisable  and  entitles  the  holder  to purchase 100 Shares at $10.00 per Share.  The call options expire on
            January 21, 2009.

      MATTHEW L. FESHBACH

      None

------------------------                                  ----------------------
CUSIP No. 505336 10 7                 13D                    Page 12 of 17 Pages
------------------------                                  ----------------------

      MLF INVESTMENTS, LLC

      None

      MLF CAYMAN GP, LTD.

      None

      MLF CAPITAL MANAGEMENT, L.P.

      None

      MLF HOLDINGS, LLC

      None

Item 6 is hereby amended to included the following:

Item 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

      On July 24, 2007, each of MLF Offshore and MLF Partners 100 entered into a
Share Option  Transaction  wherein MLF  Offshore and MLF Partners 100  purchased
14,396 and 604 call options,  respectively, at $236 per option. Each call option is  immediately  exercisable  and  entitles the holder to purchase 100 Shares at
$10.00 per Share. The call options expire on January 21, 2009.

Item 7 is hereby amended to add the following:

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            No.   Exhibit Description
            ---   -------------------

            2     Joint Filing Agreement by and among MLF Investments,  LLC, MLF
                  Offshore  Portfolio  Company,  L.P.,  MLF Cayman GP, Ltd., MLF
                  Partners  100,  L.P.,  MLF  Capital   Management,   L.P.,  MLF
                  Holdings, LLC and Matthew L. Feshbach, dated July 27, 2007.

------------------------                                  ----------------------
CUSIP No. 505336 10 7                 13D                    Page 13 of 17 Pages
------------------------                                  ----------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2007

                                          /s/ Matthew L. Feshbach
                                          --------------------------------------
                                          MATTHEW L. FESHBACH

                                          MLF INVESTMENTS, LLC

                                          By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member

                                          MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                          By: MLF Cayman GP, Ltd.
                                              Title: General Partner

                                          By: MLF Capital Management, L.P.
                                              Sole shareholder

                                          By: MLF Holdings, LLC
                                              General Partner

                                          By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member

                                          MLF CAYMAN GP, LTD.

                                          By: MLF Capital Management, L.P.
                                              Sole shareholder

                                          By: MLF Holdings, LLC
                                              General Partner

                                          By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member

------------------------                                  ----------------------
CUSIP No. 505336 10 7                 13D                    Page 14 of 17 Pages
------------------------                                  ----------------------

                                          MLF CAPITAL MANAGEMENT, L.P.

                                          By: MLF Holdings, LLC
                                              General Partner

                                          By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member

                                          MLF HOLDINGS, LLC

                                          By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member

                                          MLF PARTNERS 100, L.P.

                                          By: MLF Capital Management, L.P.
                                          Title: General Partner

                                          By: MLF Holdings, LLC
                                          Title: General Partner

                                          By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member

------------------------                                  ----------------------
CUSIP No. 505336 10 7                 13D                    Page 15 of 17 Pages
------------------------                                  ----------------------

                                  EXHIBIT INDEX

                 Exhibit                                             Page
                 -------                                             ----
1.    Joint Filing  Agreement by and among MLF  Investments,   Previously filed.
      LLC, MLF Offshore Portfolio Company,  L.P., MLF Cayman
      GP, Ltd., MLF Capital Management,  L.P., MLF Holdings,
      LLC and Matthew L. Feshbach, dated February 12, 2007.

2.    Joint Filing  Agreement by and among MLF  Investments,        15 - 16
      LLC, MLF Offshore Portfolio Company,  L.P., MLF Cayman
      GP,  Ltd.,   MLF  Partners  100,   L.P.,  MLF  Capital
      Management,  L.P.,  MLF  Holdings,  LLC and Matthew L.
      Feshbach, dated July 27, 2007.

------------------------                                  ----------------------
CUSIP No. 505336 10 7                 13D                    Page 16 of 17 Pages
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Exhibit 2

                             JOINT FILING AGREEMENT
                             ----------------------

      In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement  on Schedule 13D  Amendment  No. 2 dated July __,
2007 (including further amendments  thereto) with respect to the Common Stock of
La-Z-Boy Incorporated.  This Joint Filing Agreement shall be filed as an Exhibit
2 to such Statement.

      Dated: July 27, 2007

                                          /s/ Matthew L. Feshbach
                                          --------------------------------------
                                          MATTHEW L. FESHBACH

                                          MLF INVESTMENTS, LLC

                                          By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member

                                          MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                          By: MLF Cayman GP, Ltd.
                                              Title: General Partner

                                          By: MLF Capital Management, L.P.
                                              Sole shareholder

                                          By: MLF Holdings, LLC
                                              General Partner

                                          By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member

                                          MLF CAYMAN GP, LTD.

                                          By: MLF Capital Management, L.P.
                                              Sole shareholder

                                          By: MLF Holdings, LLC
                                              General Partner

                                          By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member

------------------------                                  ----------------------
CUSIP No. 505336 10 7                 13D                    Page 17 of 17 Pages
------------------------                                  ----------------------

                                          MLF CAPITAL MANAGEMENT, L.P.

                                          By: MLF Holdings, LLC
                                              General Partner

                                          By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member

                                          MLF HOLDINGS, LLC

                                          By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member

                                          MLF PARTNERS 100, L.P.

                                          By: MLF Capital Management, L.P.
                                          Title: General Partner

                                          By: MLF Holdings, LLC
                                          Title: General Partner

                                          By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member